UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

DHI Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23331S100

(CUSIP Number)

EAMON SMITH

TCS CAPITAL MANAGEMENT, LLC

142 West 57th Street

11th Floor

New York, New York 10019

(212) 621-8771

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 23331S100

1	NAME OF REPORTING PERSON

TCS CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,002,547
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,002,547
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,002,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 23331S100

1	NAME OF REPORTING PERSON

TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,002,547
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,002,547
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,002,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP NO. 23331S100

1	NAME OF REPORTING PERSON

ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,002,547
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

5,002,547
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,002,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.7%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 23331S100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of DHI Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1040 Avenue of the Americas, 8th Floor, New York, New York 10018.

Item 2.	Identity and Background.

(a)This statement is filed by:

(i)	TCS Capital Advisors, LLC, a New York limited liability company (“TCS Advisors”);
(ii)	TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”), which serves as the investment manager of TCS Advisors; and
(iv)	Eric Semler, who serves as the managing member of TCS Management (“Mr. Semler and together with TCS Advisors and TCS Management, “TCS Capital”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of the Reporting Persons is 142 West 57th Street, 11th Floor, New York, New York 10019.

(c)The principal business of TCS Advisors is investing in securities. The principal business of TCS Management is serving as the investment manager of TCS Advisors. The principal occupation of Mr. Semler is serving as the managing member of TCS Management.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Semler is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares owned by TCS Advisors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.1 The aggregate purchase price of the 5,002,547 Shares directly owned by TCS Advisors is approximately $10,555,995, including brokerage commissions.

1 On November 1, 2017, TCS Global Equity Master Fund, L.P. transferred its assets to TCS Advisors, including 6,788 Shares and 40,000 put options each representing 100 Shares.

5

CUSIP NO. 23331S100

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have communicated to the Chairman of the Board of Directors of the Issuer (the “Board”) their willingness to acquire the Issuer in cash or alternatively, to acquire a significant position in the Issuer through a tender offer or open market transactions, and with an attendant agreement for significant Board representation.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in discussions with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,704,302 Shares outstanding, as of May 4, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2018.

A.	TCS Advisors
(a)	As of the close of business on May 24, 2018, TCS Advisors directly owned 5,002,547 Shares.

Percentage: Approximately 9.7%

6

CUSIP NO. 23331S100

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,002,547
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,002,547

(c)	The transactions in the Shares by TCS Advisors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	TCS Management
(a)	TCS Management, as the investment manager of TCS Advisors, may be deemed the beneficial owner of the 5,002,547 Shares owned by TCS Advisors.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,002,547
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,002,547

(c)	TCS Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of TCS Advisors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Semler
(a)	Mr. Semler, as the managing member of TCS Management, may be deemed the beneficial owner of the 5,002,547 Shares owned by TCS Advisors.

Percentage: Approximately 9.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,002,547
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,002,547

(c)	Mr. Semler has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of TCS Advisors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
7

CUSIP NO. 23331S100

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 25, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among TCS Capital Advisors, LLC, TCS Capital Management, LLC and Eric Semler, dated May 25, 2018.

8

CUSIP NO. 23331S100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2018

TCS CAPITAL ADVISORS, LLC

By:	TCS CAPITAL MANAGEMENT, LLC, its investment manager

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS Capital Management, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler

9

CUSIP NO. 23331S100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

TCS Capital ADVISORS, LLC

Purchase of Common Stock	387,500	1.5086	05/08/2018
Purchase of Common Stock	295,200	1.6484	05/09/2018
Receipt of Common Stock Upon Exercise of May 2018 Put Option ($2.50 Strike Price)	2,413,900	2.5000	05/15/2018
Purchase of Common Stock	173,000	1.8169	05/17/2018
Receipt of Common Stock Upon Exercise of May 2018 Put Option ($2.50 Strike Price)	1,586,100	2.5000	05/18/2018
Purchase of Common Stock	89,359	1.9504	05/21/2018